Exhibit 99.1

NEWS RELEASE

Calgary, Alberta, Canada – July 22, 2011
(Canadian dollars except as indicated)

PRECISION DRILLING CORPORATION
REPORTS 2011 SECOND QUARTER FINANCIAL RESULTS

This news release contains “forward-looking information and statements” within the meaning of applicable securities laws.  For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this news release.

Effective January 1, 2011, Precision Drilling Corporation (“Precision” or the “Corporation”) began reporting its financial results in accordance with International Financial Reporting Standards (“IFRS”).  Prior year comparative amounts have been changed to reflect results as if Precision had always prepared its financial results using IFRS.

Precision Drilling Corporation reported net earnings of $16 million or $0.06 per diluted share for the three months ended June 30, 2011 compared to a net loss of $69 million or $0.25 per diluted share for the second quarter of 2010.  Financing costs were $16 million this quarter compared with $52 million for the comparable period of 2010 while Precision recorded a foreign exchange gain for the current quarter of $1 million compared with a $26 million loss in the comparable quarter of 2010.

Revenue for the second quarter of 2011 was $345 million and earnings before finance charges, income taxes, depreciation, amortization and foreign exchange (“EBITDA”) totalled $93 million compared to $262 million and $60 million, respectively, during the comparable period in 2010.  Second quarter 2011 revenue and EBITDA were lower than the first quarter of 2011 due to the seasonality of oilfield service activity in Canada known as “spring break-up”.  This is a time in Canada where heavy equipment cannot change locations due to road bans and normally occurs in March to June of each year.  Spring break-up was extended this year due to significant rainfall.

In the Contract Drilling Services segment, average drilling rig revenue per day increased by US$3,347 to US$22,080 in Precision’s United States operations and by $2,199 to $18,461 in the Canadian operations in the second quarter of 2011 over the comparable quarter in 2010.  Average revenue per day in the second quarter of 2011 also increased over the first quarter with increases of US$1,216 and $641 in the U.S. and Canadian operations, respectively.

For the six months ended June 30, 2011, Precision reported net earnings of $82 million or $0.28 per diluted share compared to net loss of $13 million or $0.05 per diluted share for the same period of 2010.  Revenue for the first half of 2011 was $871 million compared to $635 million for the corresponding period of 2010.  EBITDA totalled $279 million for the first half of 2011 compared to $178 million in the first half of 2010.  Higher activity levels and improved pricing in the Contract Drilling Services and Completion and Production Services segments has led to the year-over-year improvement.  Activity for Precision, as measured by drilling utilization days, increased 14% in Canada and 16% in the United States for the first six months of the year compared with the same period in 2010.

Kevin Neveu, Precision’s President and Chief Executive Officer, stated:  “While Precision's Canadian activity was frustrated by an exceptionally wet spring, our U.S. operations continued to deliver strong results during the second quarter.  Indications from our customers are highly encouraging; demand for Precision's services in Canada and the United States will continue the upward trend of the last several quarters as oil and gas liquids drilling and well servicing activity continues to grow.  The customer drilling programs delayed by the wet Canadian spring have served to further enhance demand for the second half of the year as the weather improves.  Precision's High Performance Tier 1 and Tier 2 rigs remain in solid demand as evidenced by increasing dayrates and interest in new build Super Series rigs.   Of the 21 rigs booked during the second quarter, 18 of those are now fully contracted and a further two new builds contracted in the first three weeks of July increasing our 2011 new build program to 30.  Of the 30 new build rigs, 16 are scheduled to be deployed in the Canadian market and 14 in the United States over the next 12 months.”

“Average revenue per day improvements for Precision’s Contract Drilling segment in the second quarter 2011 in both Canada and the U.S. reflect increased utilization and higher rates.  In Canada, second quarter 2011 average revenue per day increased 14% over the comparable period in 2010 and 4% over the first quarter 2011.  In the U.S., second quarter 2011 average revenue per day increased 18% over the comparable period in 2010 and 6% over the first quarter in 2011.  As contracted rigs roll off into a stronger spot market pricing environment and our new build and upgrade rigs enter the markets, we expect to see continued improvements in our average revenue per day throughout the year.  We are also encouraged by the continued improvements in daily operating margins, particularly in the U.S. where the benefits of vertical integration and operational improvements are positively influencing our financial results.”

“Precision continues to see strong customer demand in Canada and the United States for additional Tier 1 rigs and expects this interest could result in additional new build rig contracts as the year progresses.  We have delivered all nine rigs from our 2010 new build program and two rigs from our 2011 new build program.  By the end of the year we expect to have delivered 18 out of 30 rigs announced in 2011.  The 39 new build Tier 1 Super Series rigs announced over the past 12 months confirms our customers’ confidence in the long-term sustainability and growth of oil and natural gas liquids rich drilling in North America.”

“Precision’s average active rig count in the United States for the second quarter of 2011 was up two rigs over the first quarter of 2011 and 16% over the same period in 2010.  Precision’s active rig count in the United States is currently 106 and we expect it to modestly increase over the coming months as Precision’s new build and upgraded rigs enter the market.”

“Precision’s current active rig count in Canada of 98, compares to 77 at this time last year.  In Canada, Precision averaged 46 rigs operating during the second quarter of 2011, up from 40 rigs during the second quarter of 2010.  Precision expects to have over 130 rigs working once the ground dries sufficiently to facilitate the movement of rigs.”

“The high activity levels expected later this year and next winter in Canada will likely create labour challenges for the oilfield services industry.  We believe Precision is uniquely positioned to meet the challenge of the imminent labour shortage with well staffed field operations supported by employee retention, recruiting, training and leadership development programs.”

“Precision also continues to see strong demand for services and equipment provided by the Completion and Production Services segment.  Due to spring break-up, Precision’s service rig fleet worked 52% fewer hours during the second quarter of 2011 as compared to the first quarter of 2011, and was 12% lower than the second quarter of 2010.  Oil related work is where the vast majority of the service rig hours were achieved during the second quarter of 2011.  The segment generated EBITDA of $8 million during the second quarter of 2011, up 59% from last year.  This improvement was driven by an increase in average hourly servicing rates as well as strong results from the rentals and camp and catering divisions.  Precision expects the activity levels and financial performance of the

Completion and Production Services segment to continue to improve throughout the year and end the year meaningfully above 2010 performance.”

“Precision remains excited about the opportunity to grow in the directional drilling services market and is encouraged by the early stages of integrating the first quarter acquisitions of Drake Directional Drilling and Drake MWD Services.    The benefits of balance sheet restructuring and increased financial flexibility began to show during the second quarter of 2011 as demonstrated by Precision’s ability to increase the capital budget and in the reduced interest expense, which was $14 million versus $19 million in the comparable quarter in 2010.  Precision remains in a strong position to continue to seize opportunities to deploy capital at attractive rates of return and to expand its drilling, directional drilling and international presence during 2011”, concluded Mr. Neveu.

SELECT FINANCIAL AND OPERATING INFORMATION

(Stated in thousands of Canadian dollars, except per share amounts)	Three months ended June 30,			Six months ended June 30,
	2011	2010	% Change	2011	2010	% Change
Revenue	$345,325	$261,828	31.9	$870,675	$634,964	37.1
EBITDA(1)	92,566	60,125	54.0	278,977	177,783	56.9
Net earnings - (loss)	16,403	(69,418)	n/m	81,963	(12,501)	n/m
Cash provided by operations	176,312	143,001	23.3	293,634	163,625	79.5
Capital spending:
Upgrade capital expenditures	51,951	14,595	256.0	81,178	21,391	279.5
Expansion capital expenditures	61,943	7,089	773.8	97,516	7,776	1154.1
Proceeds on sale	(3,349)	(6,146)	(45.5)	(4,084)	(7,299)	(44.0)
Net capital spending	110,545	15,538	611.4	174,610	21,868	698.5

Net earnings (loss) per share:
Basic	0.06	(0.25)	n/m	0.30	(0.05)	n/m
Diluted	0.06	(0.25)	n/m	0.28	(0.05)	n/m

Contract drilling rig fleet	360	351	2.6	360	351	2.6
Drilling rig utilization days:
Canada	4,200	3,684	14.0	16,742	13,889	20.5
United States	9,316	8,030	16.0	18,337	15,023	22.1
International	173	160	8.1	353	335	5.4
Service rig fleet	220	220	-	220	220	-
Service rig operating hours	46,533	52,637	(11.6)	142,681	134,806	5.8
 (1) See “ADDITIONAL GAAP MEASURES”.
n/m – calculation not meaningful

FINANCIAL POSITION AND RATIOS
(Stated in thousands of Canadian dollars, except ratios)	June 30, 2011	December 31, 2010
Working capital	$377,056	$458,003
Long-term debt(1)	$806,416	$804,494
Total long-term financial liabilities	$831,055	$834,813
Total assets	$3,637,755	$3,564,540
Long-term debt to long-term debt plus equity ratio(1)	0.29	0.29
(1)	Net of unamortized debt issue costs.

Revenue in the second quarter of 2011 was $83 million higher than the prior year period.  The increase was mainly due to a year-over-year increase in rates and drilling utilization days in both Canada and the United States.  Revenue in Precision's Contract Drilling Services segment increased by 33% while revenue increased 19% in the Completion and Production Services segment in the second quarter of 2011 compared to the prior year.

EBITDA margin (EBITDA as a percentage of revenue) was 27% for the second quarter of 2011 compared to 23% for the same period in 2010.   The increase in EBITDA margin was primarily attributable to higher utilizations and higher average dayrates in both Canada and the United States in the second quarter of 2011 versus the prior year period.  Precision's term contract position with customers, a highly variable operating cost structure and economies achieved through vertical integration of the supply chain continue to support EBITDA margins.

To align with the management of the operating divisions, Precision now considers the camp and catering division to be within the Completion and Production Services segment.  Prior period numbers have been restated to reflect this change. In the Contract Drilling Services segment, Precision currently owns 362 contract drilling rigs, including 203 in Canada, 156 in the United States and three rigs in international locations.  Precision’s Completion and Production Services segment includes 200 service rigs, 20 snubbing units, 84 wastewater treatment units, 82 drilling and base camps and a broad mix of rental equipment.

During the quarter, an average of 46 drilling rigs worked in Canada and 104 worked in the United States and Mexico totalling an average of 150 rigs.  This compares with an average of 130 rigs in the second quarter a year ago.

Precision’s 2011 priorities are threefold:

1.
Deliver the High Performance, High Value level of reliable and repeatable services that customers require to drill the technically challenging wells of today’s unconventional resource play exploitation.

2.
Focus on North American organic growth.  Precision’s 2010 new build rig program included nine rigs.  All of these rigs are complete and working.  Precision’s 2011 new build rig program currently stands at 30 rigs, all of which are expected to be contracted and delivered by mid-2012.

3.
Improve financial flexibility, which provides the financial liquidity to be able to continue to seize opportunities to grow the Corporation.  In addition to North American organic growth, Precision plans on pursuing both organic growth and acquisition opportunities in the directional drilling and international drilling arena during 2011.  During the first quarter of 2011, Precision repaid its $175 million 10% senior unsecured notes and issued $200 million of senior unsecured notes with an eight year term, bearing interest at 6.5% annually.  Also, late in the first quarter, Precision completed the acquisition of two directional drilling companies in the United States.  These companies typically operate 10 to 14 directional drilling jobs, on a continuing basis bringing Precision’s total job capacity in North America to approximately 25 jobs.

As previously disclosed in the 2010 Management’s Discussion and Analysis and in Note 25 to the December 31, 2010 financial statements, certain Canadian tax authorities have reviewed prior period transactions and on February 9, 2011, the Corporation received a notice of reassessment from Canada Revenue Agency for $216 million relating to a transaction that occurred in the 2005 tax year.  As a result of the reassessment, Precision was required to pay $108 million of the reassessed balance. Precision has appealed this reassessment as it vigorously defends what it believes to be a correct filing position related to this transaction. This appeal process could be lengthy and the ultimate outcome of the process is unknown.

Oil prices were higher and natural gas prices were essentially flat during the second quarter of 2011 compared with the year ago period.  For the second quarter of 2011, West Texas Intermediate crude oil averaged US$102.55 per barrel, 32% higher when compared to US$77.88 per barrel in the same period in 2010.  AECO natural gas spot prices averaged $3.88 per MMBtu, 1% lower than the second quarter 2010 average of $3.90 per MMBtu. In the United States, Henry Hub natural gas spot prices averaged US$4.35 per MMBtu in the second quarter of 2011, an increase of 1% over the second quarter 2010 average of US$4.31 per MMBtu.

Summary for the three months ended June 30, 2011:

• Operating earnings were $40 million and 12% of revenue, compared to $15 million and 6% of revenue in the second quarter of 2010. Operating earnings were positively impacted by the increase in activity and rates in all of Precision’s drilling operations while well servicing experienced a slight decrease in activity due to unusually wet weather in the western Canada sedimentary basin.
• General and administrative expenses were $30 million, an increase of $7 million from the second quarter of 2010, primarily because incentive compensation costs tied to the price of Precision’s common share increased $4 million over the comparable quarter and incremental costs associated with increased activity.
• Finance charges were $16 million, a decrease of $36 million from the second quarter of 2010 due to the lower overall interest rate on Precision’s debt and the second quarter of 2010 included finance charges of $25 million relating to the credit agreement amendment and higher amortization of debt issue costs of $8 million.
• In November 2010, Precision designated its U.S. dollar denominated long-term debt as a hedge against its net investment in its United States operations. As a result, in the first half of 2011 the gain on translation of the U.S. denominated long-term debt is recognized in comprehensive income while in the comparative period it was recognized as an expense in the period.  During the second quarter, the Canadian dollar weakened slightly in relation to the U.S. dollar giving rise to a foreign exchange gain of $1 million on the net U.S. dollar denominated monetary position held in the Canadian based operations.
• Capital expenditures for the purchase of property, plant and equipment were $114 million in the second quarter, an increase of $92 million over the same period in 2010.  Capital spending for the second quarter of 2011 included $62 million for expansion capital and $52 million for the maintenance and upgrade of existing assets.
• Average revenue per utilization day for contract drilling rigs increased in the second quarter of 2011 to US$22,080 from the prior year second quarter of US$18,733 in the United States and increased in Canada to $18,461 in the second quarter of 2011 from $16,262 for the second quarter of 2010. The increase in revenue rates for the second quarter in Canada and the United States reflects a greater proportion of Tier 1 and Tier 2 rigs working and the pricing leverage of higher overall industry utilization compared to the prior year quarter.  In the United States, for the second quarter of 2011, 80% of Precision’s working rigs were working under term contracts compared to 51% in the 2010 comparative period.    Turnkey revenue for the second quarter of 2011 was US$22 million compared with US$20 million in 2010.  Within Precision’s Completion and Production Services segment, average hourly rates for service rigs were $643 in the second quarter of 2011 compared to $604 in the second quarter of 2010.
• Average operating costs per utilization day for drilling rigs increased in the second quarter of 2011 to US$13,110 from the prior year second quarter of US$12,626 in the United States and increased from $10,200 in 2010 to $11,897 in Canada. The cost increase in the United States was primarily due to a labour rate increase that became effective in December 2010.  The cost increase in Canada was primarily due to a labour rate increase that became effective in the fourth quarter of 2010 and higher repairs and maintenance costs in preparation for an expected busy second half of the year.   Within Precision’s Completion and Production Services segment, average hourly operating costs for service rigs increased to $559 in the second quarter of 2011 as compared to $505 in the second quarter of 2010 primarily due to a labour rate increase and higher repairs and maintenance  costs.  Typically labour rate increases are recovered in dayrate increases.

Summary for the six months ended June 30, 2011:

• Revenue for the first half of 2011 was $871 million an increase of 37% from the 2010 period.
• Operating earnings were $163 million, an increase of $83 million or 103% from 2010.  Operating earnings were 19% of revenue in 2011 compared to 13% in 2010.
• Capital expenditures for the purchase of property, plant and equipment were $179 million in the first half of 2011, an increase of $150 million over the same period in 2010.  Capital spending for 2011 to date included $98 million for expansion capital and $81 million for the maintenance and upgrade of existing assets.
• Finance charges were $59 million, a decrease of $22 million from the first half of 2010 due to lower interest costs and lower amortization of debt issue costs.  During 2011 Precision refinanced a portion of long-term debt which resulted in a charge of $27 million for the make-whole premium under the previously outstanding $175 million 10% senior unsecured notes while 2010 includes a loss on settlement resulting from credit amendments.
• General and administrative costs were $65 million an increase of $16 million over the first half of 2010 primarily because of the increased accruals for stock-based compensation in 2011.

OUTLOOK

Precision has a strong portfolio of long-term customer contracts that provides a base level of activity and revenue.  Precision expects to have an average of approximately 124 rigs committed under term contracts in North America in the third quarter of 2011, an average of 110 rigs contracted for the fourth quarter of 2011 and 87 for the first quarter of 2012.  In Canada, term contracted rigs normally generate 250 utilization days per rig year due to the seasonal nature of well access, whereas in the United States they generate about 365 utilization days per rig year in most regions.

For 2011, based on current drilling rig contracts, Precision has an average of 39 rigs in Canada under term contract, 75 in the United States and 2 in Mexico.    For 2012, Precision currently has term contracts in place for an average of 67 rigs, with 38 in Canada and 29 in the United States and Mexico.  Since the first quarter 2011 earnings release in April 2011, Precision has added term contracts that increased the average for 2011 from 99 rigs to 116 rigs working under term contract and from 44 to 67 rigs under term contract for 2012.

Capital expenditures are expected to be approximately $841 million for 2011, of which $179 million was expended during the first half of 2011.  The 2011 total includes $141 million for sustaining and infrastructure expenditures and is based upon currently anticipated activity levels for 2011. Additionally, $484 million is slated for expansion capital and includes the cost to complete the drilling rigs from the 2010 new build rig program and the new build rigs for 2011. The total capital expenditures also include an estimated $216 million to upgrade 15 to 20 rigs in 2011 and to purchase long lead time items for the Corporation’s capital inventory. These long lead time items include top drives, masts and engines, that can be used for North American or international new build rig opportunities and rig tier upgrades. Precision expects that the $841 million will be split $755 million for the Contract Drilling segment and $86 million for the Completion and Production Services segment.  An additional $183 million of capital expenditures is expected to carry forward to 2012 to complete the 2011 new build rig program.

Demand remains very strong for additional Tier 1 Super Series rigs for both Canada and the United States.  Precision believes that customer demand, specifically for customers operating in the Bakken, Eagle Ford and Permian Basin, will result in additional new build rig opportunities throughout 2011.  Oil plays in Canada, such as the Cardium, Viking and heavy oil, will provide the additional opportunities for new build rigs during the year.  Precision continues to see attractive opportunities to upgrade lower tier rigs.

To date in 2011, there has been substantially higher drilling activity in Canada and the United States than in the prior year. Precision believes that oil directed drilling demand will continue to lead rig counts higher in North

America.  There is also increased liquidity in the capital markets as well as higher oil commodity prices which are providing some of Precision’s customers with the cash flow to increase drilling programs.  According to industry sources, as at July 15, 2011, the United States active land drilling rig count was up about 20% from the same point in the prior year while the Canadian drilling rig count had increased about 8%.  With the year-over-year improvements in rig utilization, there have been recent improvements in spot market dayrates charged to customers in both Canada and in the United States.  The improvements in dayrates in Canada and the United States are expected to hold, and possibly improve, for the remainder of 2011.

Natural gas production in the United States has remained strong despite reduced drilling activity over the last two years.  The United States natural gas storage levels as at July 15, 2011 were 2% below the five-year average and 7% below storage levels of a year ago.  This also strongly influences Canadian activity since Canada exports a significant portion of its natural gas production to the United States. The increase in oil and liquids rich natural gas drilling in areas like the Permian Basin, Bakken and Eagle Ford have been strong and the United States oil rig count as at July 15, 2011 was 73% higher than it was a year ago.  Precision has more equipment working in oil related plays than at any time in the last 20 years, while approximately 35% of Precision’s active rig count is drilling for natural gas targets.

With high storage levels, consistent production and the view that North America has an oversupply of natural gas, gas prices have remained at relatively low levels.  To date, customer changes in natural gas drilling plans are reflected in a decline in the rig count targeting dry gas plays.  If low natural gas prices continue, Precision and the North American drilling industry could see a further reduction in demand for natural gas drilling.  With the current demand for oil and liquids rich natural gas drilling, Precision believes further reductions in natural gas directed drilling would continue to be mostly offset by increases in oil and liquids rich natural gas drilling.

Precision is encouraged by the recent strong activity levels in our business and is excited about the second half of the year, which we believe represents an opportunity to demonstrate our value to customers by providing High Performance, High Value services that deliver low customer well costs and strong margins to Precision.

SEGMENTED FINANCIAL RESULTS

To align with the management of the operating divisions, Precision now considers the camp and catering division to be within the Completion and Production Services segment.  Precision views its corporate segment as a support function that provides assistance to more than one segment.  Beginning with the first quarter of 2011 Precision has included United States based corporate costs, previously included in Contract Drilling Services, in the Corporate and Other segment.  Prior period numbers have been restated to reflect these changes.  Precision’s operations are reported in two segments; the Contract Drilling Services segment includes the drilling rig, directional drilling, oilfield supply and manufacturing divisions; and the Completion and Production Services segment includes the service rig, snubbing, rental, camp and catering and wastewater treatment divisions.

	Three months ended June 30,			Six months ended June 30,
(Stated in thousands of Canadian dollars)	2011	2010	% Change	2011	2010	% Change
Revenue:
Contract Drilling Services	$298,482	$223,770	33.4	$724,509	$528,590	37.1
Completion and Production Services	47,578	40,027	18.9	151,807	113,179	34.1
Inter-segment eliminations	(735)	(1,969)	(62.7)	(5,641)	(6,805)	(17.1)
	$345,325	$261,828	31.9	$870,675	$634,964	37.1

EBITDA(1)
Contract Drilling Services	$104,169	$68,711	51.6	$276,719	$181,567	52.4
Completion and Production Services	8,233	5,168	59.3	42,684	24,613	73.4
Corporate and other	(19,836)	(13,754)	44.2	(40,426)	(28,397)	42.4
	$92,566	$60,125	54.0	$278,977	$177,783	56.9
 (1) See “ADDITIONAL GAAP MEASURES”.

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

	Three months ended June 30,					Six months ended June 30,
(Stated in thousands of Canadian dollars, except where noted)	2011		2010		% Change	2011		2010		% Change
Revenue		$298,482		$223,770	33.4		$724,509		$528,590	37.1
Expenses:
Operating		187,379		148,138	26.5		431,078		331,470	30.1
General and administrative		6,934		6,921	0.2		16,712		15,553	7.5
EBITDA (1)		104,169		68,711	51.6		276,719		181,567	52.4
Depreciation		45,946		38,363	19.8		100,473		81,968	22.6
Operating earnings(1)		$58,223		$30,348	91.9		$176,246		$99,599	77.0
Operating earnings as a percentage of revenue		19.5%		13.6%			24.3%		18.8%
Drilling rig revenue per utilization day in Canada		$18,461		$16,262	13.5		$17,981		$15,678	14.7
Drilling rig revenue per utilization day in the United States(2)	US$	22,080	US$	18,733	17.9	US$	21,451	US$	18,721	14.6
(1) See “ADDITIONAL GAAP MEASURES”.
(2) Includes revenue from idle but contracted rig days and lump sum payouts.

	Three months ended June 30,
Canadian onshore drilling statistics:(1)	2011		2010
	Precision	Industry(2)	Precision	Industry(2)
Number of drilling rigs (end of period)	202	800	200	806
Drilling rig operating days (spud to release)	3,780	15,884	3,388	14,918
Drilling rig operating day utilization	21%	22%	18%	20%
Number of wells drilled	396	1,426	317	1,160
Average days per well	9.5	11.1	10.7	12.9
Number of metres drilled (000s)	622	2,754	645	2,461
Average metres per well	1,570	1,931	2,035	2,122
Average metres per day	165	173	190	165

	Six months ended June 30,
Canadian onshore drilling statistics:(1)	2011		2010
	Precision	Industry(2)	Precision	Industry(2)
Number of drilling rigs (end of period)	202	800	200	806
Drilling rig operating days (spud to release)	14,906	63,345	12,499	53,314
Drilling rig operating day utilization	41%	44%	34%	37%
Number of wells drilled	1,487	5,033	1,257	4,724
Average days per well	10.0	12.6	9.9	11.3
Number of metres drilled (000s)	2,342	9,265	2,169	8,334
Average metres per well	1,575	1,841	1,726	1,764
Average metres per day	157	146	174	156
(1) Canadian operations only.
(2) Canadian Association of Oilwell Drilling Contractors (“CAODC”) and Precision – excludes non-CAODC rigs and non-reporting CAODC members.

United States onshore drilling statistics:(1)	2011		2010
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	100	1,695	78	1,297
June 30	102	1,803	88	1,464
Year to date average	101	1,749	83	1,380
(1) United States lower 48 operations only.
(2) Baker Hughes rig counts.

Contract Drilling Services segment revenue for the second quarter of 2011 increased by 33% to $298 million and EBITDA increased by 52% to $104 million compared to the same period in 2010. The increase in revenue and EBITDA was due to the higher drilling rig activity and higher average rates per day for both Canada and the United States.

Activity in North America was impacted by increased customer demand for oil related drilling activity as a result of higher global oil prices.  In the second quarter, drilling rig revenue per utilization day in Canada was up 14% over the prior year as a result of increased rates for rigs working on well-to-well contracts.  During the quarter, 33% of Precision’s utilization days in Canada were generated from rigs under term contract compared with 36% in 2010 while in the United States 80% of utilization days were generated from rigs under term contract as compared to 51% in the prior year period.  At the end of the quarter, Precision had 79 drilling rigs working under term contracts in the United States and 36 in Canada.

Drilling rig utilization days in Canada (drilling days plus move days) during the second quarter of 2011 were 4,200, an increase of 14% compared to 3,684 in 2010.   Drilling rig utilization days for Precision in the United States were 16% higher than the same quarter of 2010 due to increased customer demand with the majority of the additional activity coming from oil and liquids rich natural gas related plays.  On average, Precision had two rigs working in Mexico during the second quarter of 2011 the same as the corresponding quarter of 2010.

Contract Drilling Services segment operating costs were 63% of revenue for the quarter which is three percentage points lower than the prior year period. On a per day basis, operating costs for the drilling rig division in Canada were above the prior year because of an increase in crew wage expense effective October 2010. Operating costs for the quarter in the United States on a per day basis were up from the comparable period in 2010 due to a crew wage increase effective December 2010 and higher repair and maintenance costs.

Quarterly depreciation in the Contract Drilling Services segment increased 20% from the prior year due to the increase in activity in both Canada and the United States and $2 million of depreciation in 2011 recorded on idle contract drilling assets. Both the United States and Canadian contract drilling operations use the unit of production method of calculating depreciation.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

	Three months ended June 30,			Six months ended June 30,
(Stated in thousands of Canadian dollars, except where noted)	2011	2010	% Change	2011	2010	% Change
Revenue	$47,578	$40,027	18.9	$151,807	$113,179	34.1
Expenses:
Operating	35,930	32,578	10.3	101,462	83,754	21.1
General and administrative	3,415	2,281	49.7	7,661	4,812	59.2
EBITDA(1)	8,233	5,168	59.3	42,684	24,613	73.4
Depreciation	5,083	4,758	6.8	12,154	11,435	6.3
Operating earnings(1)	$3,150	$410	668.4	$30,530	$13,178	131.7

Operating earnings as a percentage of revenue	6.6%	1.0%		20.1%	11.6%

Well servicing statistics: (2)
Number of service rigs (end of period)	220	220	-	220	220	-
Service rig operating hours	46,533	52,637	(11.6)	142,681	134,806	5.8
Service rig operating hour utilization	23%	26%		36%	34%
Service rig revenue per operating hour	$643	$604	6.5	$695	$626	11.0
(1)	See “ADDITIONAL GAAP MEASURES”.
(2)	Now includes snubbing services. Comparative numbers have been restated to reflect this change.

Completion and Production Services segment revenue for the second quarter increased by 19% from the second quarter of 2010 to $48 million and EBITDA increased by 59% to $8 million.  The increase in revenue and EBITDA is attributed primarily to the increase in rental equipment activity as customers increased spending in response to higher oil and natural gas liquids commodity prices and from the camp and catering division.

Well servicing and snubbing activity decreased 12% from the prior year period, with the fleet generating 46,533 operating hours in the second quarter of 2011 compared with 52,637 hours in the prior year quarter for utilization of 23% and 26%, respectively.  The decrease was a result of lower service rig activity due to a prolonged spring break-up and flooding conditions, primarily in southeast Saskatchewan and Manitoba that severely limited service rig mobility and wellsite access.  Approximately 96% of the second quarter service rig activity was oil related.  New well completions were 54% lower than the prior year quarter and accounted for 6% of service rig operating hours in the second quarter compared to 12% in the same quarter in 2010.   Precision's camp and catering division benefited from a 500-man base camp in Canada that was contracted until the end of the second quarter of 2011 and a 175-man base camp in Canada that is contracted to the end of 2011.

Average service rig revenue increased $39 per operating hour to $643 from the prior year period due to labour rate increases passed through to the customer.

Operating costs as a percentage of revenue decreased to 76% in the second quarter of 2011 from 81% in the same period of 2010. Higher repair and maintenance costs were incurred in the current period to prepare service rigs for higher activity that is anticipated to occur over the remainder of the year.  Along with higher repair and maintenance costs, operating costs per service rig operating hour increased over the comparable period in 2010 due primarily to higher wages and higher fuel prices.

Depreciation in the Completion and Production Services segment in the second quarter of 2011 was 7% higher than the prior year due to a gain on disposal of assets in the camp and catering division in 2010.  The well servicing division uses the unit of production method of calculating depreciation while the other operating divisions within the Completion and Production Services segment use the straight-line method.

SEGMENT REVIEW OF CORPORATE AND OTHER

Precision views its corporate segment as support functions that provide assistance to more than one segment.  Beginning with the first quarter of 2011 Precision has included United States based corporate costs, which were previously in the Contract Drilling Services segment, in the corporate segment and restated prior period comparatives. The Corporate and other segment had an EBITDA loss of $20 million for the second quarter of 2011, $6 million higher than the prior year comparative period due to increased costs associated with share based performance incentive plans and incremental costs associated with increasing activity.

OTHER ITEMS

Net financial charges for the quarter were $16 million, a decrease of $36 million from the second quarter of 2010 due to the 2010 amendment of the terms of a then existing debt facility and the repayment of non-consenting holders which required the Corporation to record a charge of $25 million of debt issue costs, higher debt amortization costs in 2010 and a $4 million reduction in long-term debt interest expense.

Finance charges for the three and six month periods ended June 30, 2011 and 2010 are as follows:

	Three months ended June 30,		Six months ended June 30,
(Stated in thousands of Canadian dollars)	2011	2010	2011	2010
Interest:
Long-term debt	$14,452	$18,642	$29,473	$37,360
Other	15	13	46	32
Income	(231)	(134)	(418)	(197)
Amortization of debt issue costs	810	8,691	1,531	17, 760
Debt amendment fees	1,134	-	1,134	-
Loss on settlement of debt facilities	-	25,030	26,942	25,030
Accelerated amortization of debt issue costs
from voluntary debt repayments	-	-	-	986
Finance charges	$16,180	$52,242	$58,708	$80,971

The Corporation had a foreign exchange gain of $1 million during the second quarter of 2011 due to the strengthening of the Canadian dollar versus the U.S. dollar and the impact thereof on the net U.S. dollar denominated monetary position in the Canadian dollar based companies.

Precision’s effective tax rate on earnings before income taxes for the first half 2011 was 19%.

LIQUIDITY AND CAPITAL RESOURCES

The oilfield services business is inherently cyclical in nature. Precision employs a disciplined approach to minimize costs through operational management practices and a variable cost structure, and to maximize revenues through term contract positions with a focus of maintaining a strong balance sheet. This operational discipline provides Precision with the financial flexibility to capitalize on strategic acquisitions and internal growth opportunities at all points in the business cycle.

Operating within a highly variable cost structure, Precision’s maintenance capital expenditures are tightly governed by and highly responsive to activity levels with additional cost savings leverage provided through Precision’s internal manufacturing and supply divisions. Expansion capital for new build rig programs require two to five year term contracts in order to mitigate capital recovery risk.

Liquidity remains sufficient as Precision had a cash balance of $207 million and the US$550 million senior secured revolver (“Secured Facility”) remains undrawn except for US$23 million in outstanding letters of credit as at June 30, 2011.  In addition to the Secured Facility, Precision has available $40 million in operating facilities which are used for working capital management.

During June 2011, Precision entered into an amendment to its existing revolving credit facility which: (i) reduced the margins and rates applicable to interest rates and fees payable under the revolving credit facility; (ii) extended the maturity date of the revolving credit facility to November 17, 2015; (iii) increased the amount of unsecured indebtedness permitted to be incurred under the revolving credit facility: (iv) increased the consolidated senior debt to EBITDA ratio from 2.5:1 to 3:1 and (v) increased the consolidated total debt to EBITDA ratio from 3.5:1 to 4:1.

During March 2011, Precision issued $200 million aggregate principal amount of 6.5% senior unsecured notes due 2019 in a private placement.  The net proceeds and cash on hand were in effect used to repay the $175 million 10% senior unsecured notes.  The total repayment of approximately $204 million included the $175 million in principal, accrued interest and a make-whole premium.  The make-whole premium of $27 million was a charge to earnings in the first quarter of 2011.

During November 2010, Precision closed an offering of US$650 million aggregate principal amount of 6.625% senior unsecured notes due 2020 (the “Unsecured Notes”) in a private placement. Net proceeds from the Unsecured Notes offering were used to repay in full the outstanding indebtedness under the Corporation’s then existing term loan A and term loan B credit facilities.  At that time, the outstanding balance under the term loan A credit facility was approximately US$263 million and the outstanding balance under the term loan B credit facility was approximately US$318 million. In conjunction with the closing of the Unsecured Notes offering, Precision terminated its existing secured credit facilities and entered into US$550 million Secured Facility which expires in 2013. Subject to certain conditions, the new Secured Facility may be increased by an additional US$100 million.

As at June 30, 2011 and December 31, 2010 Precision had the following long-term debt balances:

(Stated in thousands of Canadian dollars)	June 30, 2011	December 31, 2010
Senior secured revolving credit facility	$-	$-
Unsecured senior notes:
6.625% senior notes (US$650 million)	626,795	646,490
6.5% senior notes	200,000	-
10.0% senior notes	-	175,000
	826,795	821,490
Less net unamortized debt issue costs	(20,379)	(16,996)
	$806,416	$804,494

As at June 30, 2011, the Corporation was in compliance with the covenants under the Secured Facility and expects to remain in compliance with such covenants and have complete access to credit lines during the remainder of 2011.

The current blended cash interest cost of Precision’s debt is approximately 6.6% compared to 7.3% as at December 31, 2010.

In November 2010 Precision designated its U.S. dollar denominated long-term debt as a hedge of its investment in its United States operations.  To be accounted for as a hedge, the foreign currency denominated long-term debt must be designated and documented as such and must be effective at inception and on an ongoing basis.

QUARTERLY FINANCIAL SUMMARY
(Stated in thousands of Canadian dollars, except per share amounts)
	2010 (IFRS)		2011 (IFRS)
Quarters ended	September 30	December 31	March 31	June 30
Revenue	$359,152	$435,537	$525,350	$345,325
EBITDA(1)	112,607	144,518	186,411	92,566
Net earnings (loss):	56,286	(250)	65,560	16,403
Per basic share	0.21	-	0.24	0.06
Per diluted share	0.20	-	0.23	0.06
Funds provided by operations(1)	126,811	133,903	192,337	70,766
Cash provided by operations	67,575	75,064	117,322	176,312

	2009 (CGAAP)(2)		2010 (IFRS)
Quarters ended	September 30	December 31	March 31	June 30
Revenue	$253,337	$286,067	$373,136	$261,828
EBITDA(1)	85,739	92,615	117,658	60,125
Net earnings (loss):	71,696	(24,885)	56,917	(69,418)
Per basic share	0.26	(0.09)	0.21	(0.25)
Per diluted share	0.25	(0.09)	0.20	(0.25)
Funds provided by operations(1)	59,134	123,728	102,759	40,692
Cash provided by operations	19,948	70,631	20,624	143,001
(1) See “ADDITIONAL GAAP MEASURES”.
(2) Financial information prepared under Canadian Generally Accepted Accounting Principles (CGAAP) applicable at that time.

ADDITIONAL GAAP MEASURES

Precision uses certain additional GAAP measures that are not defined terms under IFRS to assess performance and believes these measures provide useful supplemental information to investors.  The following are the measures Precision uses in assessing performance.

EBITDA
Management believes that in addition to net earnings (loss), earnings before finance charges, income taxes, depreciation, amortization and foreign exchange (“EBITDA”), as derived from information reported in the Consolidated Statements of Earnings (Loss), is a useful supplemental measure as it provides an indication of the results generated by Precision’s principal business activities prior to consideration of how those activities are financed, the impact of foreign exchange, how the results are taxed or how depreciation and amortization charges affect results.

Operating Earnings
Management believes that in addition to net earnings (loss), operating earnings as reported in the Consolidated Statements of Earnings (Loss) is a useful supplemental measure as it provides an indication of the results generated by Precision’s principal business activities prior to consideration of how those activities are financed, the impact of foreign exchange or how the results are taxed.

Funds Provided by Operations
Management believes that in addition to cash provided by operations, funds provided by operations, as reported in the Consolidated Statements of Cash Flow is a useful supplemental measure as it provides an indication of the funds generated by Precision’s principal business activities prior to consideration of working capital, which is primarily made up of highly liquid balances.

The following table provides a reconciliation of funds provided by operations to cash provided by operations.

	Three months ended June 30,		Six months ended June 30,
(Stated in thousands of Canadian dollars)	2011	2010	2011	2010
Funds provided by operations	$70,766	$40,692	$263,103	$143,451
Add:
Changes in non-cash working capital balances	105,546	102,309	30,531	20,174
Cash provided by operations	$176,312	$143,001	$293,634	$163,625

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

Precision is reporting its financial results in accordance with IFRS from January 1, 2011, the changeover date set by the Canadian Accounting Standards Board (AcSB). IFRS compliant comparative financial information for one year from the effective date is required.

For the three and six months ended June 30, 2010 Precision has restated the operating results as if it had always prepared financial results in accordance with IFRS.  As a result of componentization of capital assets and applying different depreciation rates to the different components under IFRS, partially offset by the write-down of certain assets to fair market value, depreciation expense for the second quarter of 2010 has increased by $6 million over the amount previously reported and for the six month period ended June 30, 2010 increased by $12 million.  In addition, Precision has a cash settled share appreciation rights plan which was previously recorded based on the intrinsic value method whereas IFRS requires the use of an option pricing model.  The difference in method resulted in a decrease to the stock based compensation expense reported in the second quarter of 2010 of $1 million and $0.4 million for the six month period ended June 30, 2010.  Together these adjustments had a net tax impact of reducing the deferred tax expense in the second quarter of 2010 by $2 million and $4 million for the six month period ended June 30, 2010.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as “could”, “should”, “can”, “anticipate”, “estimate”, “propose”, “plan”, “expect”, “believe”, “will”, “may”, “continue”, “project”, “appears”, “potential” and similar expressions and statements relating to matters that are not historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information and statements”).

In particular, forward-looking information and statements include, but are not limited to, the following: Precision’s rig fleet driving activity levels higher in Canada during the second half of the year; that all rigs in the 2011 new build program will have signed contracts by the end of the third quarter of 2011 and the timing and deployment of those rigs; that Precision’s average revenue per day will continue to improve throughout the year; that Precision’s active rig count in the United Sates will increase in the coming months as new build and upgraded rigs enter the market; the prolonged spring break-up is a temporary delay in planned drilling and spending by Precision’s customers and will serve to further increase demand and pricing for Precision’s services in the second half of 2011; active rig counts following spring break-up; that high activity levels will lead to labour challenges in the oilfield services industry and that Precision is uniquely positioned to meet those challenges; the activity levels and financial performance of the Completion and Production Services segment will improve throughout the year and end the year meaningfully above 2010 performance;  that Precision will expand its drilling, directional drilling and international presence during 2011; Precision’s pursuit of organic growth and acquisition opportunities in the directional drilling and international drilling arena during 2011;  the outcome of the tax reassessment and appeal process; the number of rigs committed to terms contracts in North America in the third quarter of 2011, fourth quarter of 2011 and first quarter of 2012; amount, timing, and allocation of capital expenditures; customer demand in the United States resulting in additional opportunities for new build rigs and upgraded rigs in 2011; oil plays in Canada will provide additional opportunities for new build rigs during 2011; oil directed drilling demand will lead rig counts higher in North America; increased liquidity in capital markets and higher oil commodity prices provide liquidity for customers to increase drilling programs; dayrates in Canada and the United States holding, and possibly improving, for the remainder of 2011; the potential for a further reduction in demand for natural gas drilling; that a reduction in gas directed drilling would be mostly offset by increases in oil and liquids rich natural gas drilling; Precision's financial flexibility and ability to capitalize on acquisitions and growth opportunities; and Precision's continued compliance with its financial covenants and ability to access its credit lines.

These forward-looking information and statements are based on certain assumptions and analysis made by the Corporation in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform to the Corporation’s expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Corporation’s expectations.  Such risks and uncertainties include, but are not limited to: fluctuations in the price and demand for oil and natural gas; fluctuations in the level of oil and natural gas exploration and development activities; fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services; capital market liquidity available to fund customer drilling programs; availability of cash flow, debt and/or equity sources to fund the Corporation’s capital and operating requirements, as needed; the effects of seasonal and weather conditions on operations and facilities; the existence of competitive operating risks inherent in contract drilling, well servicing and ancillary oilfield services; general economic, market or business conditions; changes in laws or regulations; interpretation of tax filing position for prior period transactions; the availability of qualified personnel, management or other key inputs; currency exchange fluctuations; and other unforeseen conditions which could impact the use of services supplied by Precision.

Consequently, all of the forward-looking information and statements made in this report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Corporation will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Corporation or its business or operations.  Readers are therefore cautioned not to place undue reliance on such forward-looking information and statements.  Except as may be required by law, the Corporation assumes no obligation to update publicly any such forward-looking information and statements, whether as a result of new information, future events or otherwise.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)
	June 30,	December 31,
(Stated in thousands of Canadian dollars)	2011	2010
ASSETS
Current assets:
Cash	$207,226	$256,831
Accounts receivable	379,691	414,901
Inventory	10,202	4,933
Total current assets	597,119	676,665
Non-current assets:
Income tax recoverable	172,755	64,579
Property, plant and equipment	2,552,166	2,532,398
Intangibles	6,150	6,366
Goodwill	309,565	284,532
Total non-current assets	3,040,636	2,887,875
Total assets	$3,637,755	$3,564,540

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$219,732	$217,799
Income tax payable	331	863
Total current liabilities	220,063	218,662
Non-current liabilities:
Share based compensation	9,593	12,268
Provisions and other	15,046	18,051
Long-term debt	806,416	804,494
Deferred tax liabilities	585,968	578,239
Total non-current liabilities	1,417,023	1,413,052
Shareholders’ equity:
Shareholders’ capital	2,201,767	2,200,031
Contributed surplus	15,063	11,266
Deficit	(150,288)	(232,251)
Accumulated other comprehensive loss	(65,873)	(46,220)
Total shareholders’ equity	2,000,669	1,932,826
Total liabilities and shareholders’ equity	$3,637,755	$3,564,540

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) (UNAUDITED)
	Three months ended June 30,		Six months ended June 30,
(Stated in thousands of Canadian dollars, except share and per share amounts)	2011	2010	2011	2010

Revenue	$345,325	$261,828	$870,675	$634,964
Expenses:
Operating	222,574	178,747	526,899	408,419
General and administrative	30,185	22,956	64,799	48,762
Earnings before finance charges, income taxes, depreciation and amortization and foreign exchange	92,566	60,125	278,977	177,783

Depreciation and amortization	52,593	44,978	115,912	97,285
Operating earnings	39,973	15,147	163,065	80,498
Other items:
Foreign exchange	(527)	26,085	2,805	6,333
Finance charges	16,180	52,242	58,708	80,971
Earnings (loss) before income taxes	24,320	(63,180)	101,552	(6,806)
Income taxes:
Current	1,012	2,350	2,152	4,147
Deferred	6,905	3,888	17,437	1,548
	7,917	6,238	19,589	5,695

Net earnings (loss)	$16,403	$(69,418)	$81,963	$(12,501)
Earnings per share:
Basic	$0.06	$(0.25)	$0.30	$(0.05)
Diluted	$0.06	$(0.25)	$0.28	$(0.05)
Weighted average shares outstanding (000’s):
Basic	275,807	275,651	275,759	275,643
Diluted	289,285	275,651	288,570	275,643

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)
	Three months ended June 30,		Six months ended June 30,
(Stated in thousands of Canadian dollars)	2011	2010	2011	2010
Net earnings (loss)	$16,403	$(69,418)	$81,963	$(12,501)
Unrealized gain (loss) on translation of foreign operations	(10,044)	51,401	(36,852)	15,150
Foreign exchange gain on net investment hedge with U.S. denominated debt, net of tax of $2,496	4,255	-	17,199	-
Comprehensive income (loss)	$10,614	$(18,017)	$62,310	$2,649

CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

	Six months ended June 30,
(Stated in thousands of Canadian dollars)	2011	2010
Cash provided by (used in):
Operations:
Net earnings (loss)	$81,963	$(12,501)
Adjustments for:
Long-term compensation plans	14,012	3,211
Depreciation and amortization	115,912	97,285
Foreign exchange	2,508	7,797
Finance charges	58,708	80,971
Income taxes	19,589	5,695
Other	(2,420)	868
Income taxes paid	(2,511)	(3,701)
Income taxes recovered	246	1,089
Interest paid	(25,339)	(37,399)
Interest received	435	136
Funds provided by operations	263,103	143,451
Changes in non-cash working capital balances	30,531	20,174
	293,634	163,625
Investments:
Business acquisitions, net of cash acquired	(33,177)	–
Purchase of property, plant and equipment	(178,694)	(29,167)
Proceeds on sale of property, plant and equipment	4,084	7,299
Changes in income tax recoverable	(108,176)	–
Changes in non-cash working capital balances	(16,790)	5,390
	(332,753)	(16,478)
Financing:
Repayment of long-term debt	(175,000)	(90,373)
Premium paid on settlement of unsecured senior notes	(26,688)	–
Debt issue costs	(4,358)	(2,165)
Debt facility amendment costs	(1,134)	(997)
Re-purchase of trust units of dissenting unitholders	–	(6)
Increase in long-term debt	200,000	–
Issuance of common shares on the exercise of options	1,139	–
Changes in non-cash working capital balances	(746)	–
	(6,787)	(93,541)
Effect of exchange rate changes on cash and cash equivalents	(3,699)	1,730
Increase (decrease) in cash and cash equivalents	(49,605)	55,336
Cash and cash equivalents, beginning of period	256,831	130,799
Cash and cash equivalents, end of period	$207,226	$186,135

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of Canadian dollars)
	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total equity
Balance at January 1, 2011	$2,200,031	$11,266	$(46,220)	$(232,251)	$1,932,826
Net earnings for the period	–	–	–	81,963	81,963
Other comprehensive loss for the period	–	–	(19,653)	–	(19,653)
Share options exercised	1,736	(597)	–	–	1,139
Share based compensation expense	–	4,394	–	–	4,394
Balance at June 30, 2011	$2,201,767	$15,063	$(65,873)	$(150,288)	$2,000,669

(Stated in thousands of Canadian dollars)
	Shareholders’/ unitholders’ capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total equity
Balance at January 1, 2010	$ 2,198,738	$ –	$ –	$ (275,786)	$ 1,922,952
Net loss for the period	–	–	–	(12,501)	(12,501)
Other comprehensive income
   for the period
Issued on redemption of non-
   management directors DSUs
Cancellation of units owned by
   dissenting unitholders
Reclassification of exchangeable
   LP unit liability on
   conversion to a corporation
Reclassification of share option
   plan and non-management
   directors DSU liabilities on
   conversion to a corporation
Share based compensation expense
	– 204 (9) 891 – –	– – 3 – 7,271 696	15,150 – – – – –	– – – – – –	15,150 204 (6) 891 7,271 696
Balance at June 30, 2010	$ 2,199,824	$ 7,970	$ 15,150	$ (288,287)	$ 1,934,657

SECOND QUARTER 2011 EARNINGS CONFERENCE CALL AND WEBCAST

Precision Drilling Corporation has scheduled a conference call and webcast to begin promptly at 12:00 noon MT (2:00 p.m. ET) on Friday, July 22, 2011.

The conference call dial in numbers are 1-877-440-9795 or 416-340-8527

A live webcast of the conference call will be accessible on Precision’s website at www.precisiondrilling.com by selecting “Investor Centre”, then “Webcasts”.  Shortly after the live webcast, an archived version will be available for approximately 30 days.

An archived recording of the conference call will be available approximately one hour after the completion of the call until July 29, 2011 by dialing 1-800-408-3053 or 905-694-9451, pass code 3051552.

About Precision

Precision is a leading provider of safe, High Performance, High Value energy services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, directional drilling services, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Vice President, Finance and Investor Relations
Precision Drilling Corporation

403.716.4575
403.716.4755 (FAX)

4200, 150 – 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Website:  www.precisiondrilling.com